

October 2, 2023

Joseph Pandolfino
Chief Executive Officer and Chairman of the Board
Cabbacis Inc
3193 Buffalo Avenue, Unit 1
Niagara Falls, New York 14303

> **Re: Cabbacis Inc**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 5, 2023**
> **CIK No. 0001987010**

Dear Joseph Pandolfino:

We have reviewed your draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A

Risk Factors, page 7

1. We note your disclosure that you rely on a small number of independent farmers for tobacco and hemp. Please update your risk factor to state any disruptions you have experienced due to such reliance.

Use of Proceeds, page 24

2. Please revise this section to state the approximate amount intended to be used for each principal purpose stated in this section. See Item 6 of Form 1-A.

Joseph Pandolfino
Cabbacis Inc
October 2, 2023
Page 2

Capitalization, page 25

3.   Please revise your disclosures as follows:

   •   Refer to the first column and re-label as Actual, rather than Pro Forma.

   •   Expand the Members' (Deficit) Equity and Shareholders' (Deficit) Equity sections for
       the respective line items of Common shares, Common stock, and Series A Preferred
       Stock, to disclose the components of par value, number of authorized and issued
       shares, actual shares outstanding and pro forma as adjusted shares outstanding.

   •   For the Members' (Deficit) Equity section, revise to disclose that the Common shares
       are instead Membership Units comprised of Founder Units and Class A Units, as
       disclosed in the balance sheet on page F-19.

   •   Within the two columns of actual and pro forma as adjusted, where there is no
       amount, please omit the use of the dollar ($) sign or provide a dash (-) indicting none.

   •   Provide a note to the table disclosing that the pro forma as adjusted column also gives
       effect to the August 2023 Share Exchange between Cabbacis Inc. and Cabbacis LLC,
       thus the presentation of the Members' (Deficit) Equity and Shareholders' (Deficit)
       Equity sections in the table. Also revise or explain to us why there are two separate
       line items for additional paid-in capital under the Shareholders' (Deficit) Equity
       section, rather than one line item.

Net Tangible Book Value Dilution, page 26

4.   Please limit your calculation of net tangible book value and pro forma dilution per share to
        two decimal points. In addition, refer to note (1) to the second table where you disclose
        that 600,000 shares of common stock are underlying the 600,000 shares of Series A
        Preferred Stock. Disclose this information in note (1) of the Offering (on page 6), and
        also as a note in Capitalization (on page 25). In this regard, we note your computation of
        common stock to be outstanding is inclusive of the Series A preferred stock. Also
        disclose the conditions to which the Series A preferred stock is convertible into common
        stock or why you have determined that the preferred shares have underlying common
        shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

5.   Please expand the second paragraph on page 31 to also describe your plan of operations for the 12 months following the commencement of the proposed Offering. Also, disclose if in your opinion, the proceeds from the Offering will satisfy your cash requirements or whether it is anticipated it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Part II, Item 9, Instruction to Item 9(c) of the Form 1-A.

Executive Compensation, page 43

6.   Please provide, in tabular format, the information required by Item 11 of Form 1-A.

Note 1. Organization and Nature of Business, page F-4

7.   We note your financial statements include an audited balance sheet only. Please provide an explanation as to why you have not also presented statements of operations and cash flows. In this regard, disclose whether the omission of these other financial statements are because the Company has not commenced operations and has no (or nominal) assets or liabilities.

Note 5. Subsequent Events, page F-6

8.   In the last paragraph, we note the Share Exchange will be accounted for as a recapitalization. Please expand to explain the nature of the accounting for a recapitalization, and describe the common control interest between the two entities. Disclose that no goodwill is to be recognized.

Audited Financial Statements of Cabbacis LLC

Report of Independent Registered Public Accounting Firm, page F-7

9.   Please disclose the name and signature of the independent registered public accounting firm. In addition, please have the accounting firm also address their auditor's report to your board of directors in addition to your shareholder members. Refer to Rule 2-02(a) of Regulation S-X and also to paragraph .07 of PCAOB AS No. 3101.

Note 6. Property and Equipment, page F-26

10.   We note you acquired all of your property and equipment during the six months ended June 30, 2023. We note your disclosure on page F-24 that you will begin depreciation when production of cigarettes for sale to customers commences. To the extent any of the property and equipment acquired to date is held and in use and does not represent manufacturing equipment to be placed into service, please disclose the expected depreciation method and useful lives for such equipment and fixtures, and clarify that depreciation commenced upon the property placed into service. Refer to ASC 360-10-50-1.

Exhibits

11.   Please file all material agreements referenced, including but not limited to, the greenhouse service agreement.

    Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing